UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-5975

A.  Full Title of Plan:  Humana Puerto Rico 1165(e) Retirement Plan

B.  Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

Humana Inc.
500 West Main Street
Louisville, Kentucky 40202

I N D E X
Pages

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits,
December 31, 2004 and 2003	3

Statements of Changes in Net Assets Available for Benefits
for the years ended December 31, 2004 and 2003	4

Notes to Financial Statements	5-11

Supplemental Schedule:

Schedule of Assets (Held at End of Year),
December 31, 2004	12

Signatures	13

Exhibit Index	14

Consent of Independent Registered Public Accounting Firm	15

Note: Other Schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Humana Puerto Rico 1165(e) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Humana Puerto Rico 1165(e) Retirement Plan (the Plan) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedules has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Louisville, Kentucky
June 10, 2005

Humana Puerto Rico 1165(e) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
ASSETS

Investments (Note 3)	$6,703,257	$5,186,823

Receivable from participating employees for participant
withholdings	19,698	-
Receivable for employer contributions	509,834	194,293
Cash		300,000
Accrued interest and dividends	1,152	856

Total assets	7,233,941	5,681,972

LIABILITIES AND NET ASSETS
AVAILABLE FOR BENEFITS

Accrued expenses	10,448	11,092

Net assets available for benefits	$7,223,493	$5,670,880

The accompanying notes are an integral part of the financial statements.

Humana Puerto Rico 1165(e) Retirement Plan
Statements of Changes in Net Assets Available for Benefits
for the years ended December 31, 2004 and 2003

	2004	2003

Interest and dividend income	$83,912	$97,723

Contributions:
Participants	602,296	508,595
Employer (net of forfeitures)	757,326	712,687
Net appreciation in fair value of investments	686,348	1,375,355
Total additions	2,129,882	2,694,360

Benefits paid to participants	528,464	199,095
Administrative expenses	48,805	50,500

Total deductions	577,269	249,595

Net increase	1,552,613	2,444,765

Net assets available for benefits:
Beginning of year	5,670,880	3,226,115

End of year	$7,223,493	$5,670,880

The accompanying notes are an integral part of the financial statements.

Humana Puerto Rico 1165(e) Retirement Plan
Notes to Financial Statements

1. Summary of Plan:

The Humana Puerto Rico 1165(e) Retirement Plan (the Plan), is a qualified, trustee plan established for the benefit of the employees of Humana Health Plans of Puerto Rico, Inc., and Humana Insurance of Puerto Rico, Inc. and who are residents of Puerto Rico. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Humana Inc. (Humana or the Company) is the sponsor of the Plan and is one of the nation's largest publicly traded health benefits companies offering a diversified portfolio of health insurance products and related services through traditional and consumer-choice plans to employer groups, government sponsored programs, and individuals. This document describes the Plan during 2004 and 2003.

a. Contributions: The Plan maintains two accounts, the Pretax Savings Account and the Retirement Account, a profit sharing account.

Any employee of the Company who is employed with a sponsoring employer is eligible to participate in the Plan's Pretax Savings Account beginning on the employee's date of hire. A participant, through payroll deductions, may contribute not less than 1% nor more than 10% of the participant's annual compensation, not to exceed the Puerto Rico Tax Code limitation in effect for the calendar years, which was $8,000 for 2004 and 2003.

The Company enrolls eligible participants at 3% of compensation 45 days after the employee's date of hire, unless the employee elects not to participate in the Pretax Savings Account or elects a different percentage up to 10%. The Company's matching contribution is equal to 50% of the participant's contribution up to 6% of the participant's annual compensation for any participating employee. The Board of Directors of the Company, at its option, may increase this matching percentage up to 100%. All matching contributions are funded bi-weekly and are invested in the Humana Stock Fund. Once the matching contributions are funded, participants can transfer the matching contributions among any funds within the Plan. The Humana Stock Fund, a participant directed commingled fund that invests primarily in the Company's common stock with a minor portion of short-term investments. Ownership in the Humana Stock Fund is measured by units rather than shares of common stock.

Humana Puerto Rico 1165(e) Retirement Plan
Notes to Financial Statements, Continued

1. Summary of Plan, continued:

a. Contributions, continued: After an employee completes two years of service with a sponsoring employer and has complied with certain other service requirements, the employee becomes eligible to participate in the profit sharing. For the calendar year ended December 31, 2004 and 2003, the Company declared a profit sharing contribution of approximately $493,000 and $494,000, respectively. This contribution was made into the Retirement Account of the Plan and was allocated to the participants based on an amount equal to 4% of each participating employee's qualifying compensation earned during the plan year, plus 4% of any compensation that exceeds the social security taxable wage base. Contribution amounts are computed as of the end of each plan year and are nonforfeitable.

Contributions to the Plan by or on behalf of employees may be restricted in amount and as to timing so as to meet various requirements of the Internal Revenue Code (IRC) of 1986, as amended.

Each participant's account is credited with the participant's contributions, the Company's contributions, the allocations of Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participants' account balances.

Participants may allocate contributions to the Pretax Savings Account and the Company's contribution to the Retirement Account among various investment options in 1% increments. The Plan offers nine mutual funds, the Humana Stock Fund, and the Schwab Personal Choice Retirement Account (PCRA), which is a self-directed brokerage account, as investment options. In the absence of such allocation, contributions are invested in the Primco Stable Value Fund. In connection with a change in allocation of a participant's or the Company's future contributions among the eleven investment options and a change in the investment of existing accounts, the purchases and sales due to fund transfers are transacted at the funds' net asset value on the day the transaction is initiated.

Employee contributions are nonforfeitable. Participants who withdraw from the Pretax Savings Account prior to being credited with three years of service with the Company will forfeit the employer contributions. Once a participant has completed three years of service, the employer contributions become totally nonforfeitable.

Humana Puerto Rico 1165(e) Retirement Plan
Notes to Financial Statements, Continued

1. Summary of Plan, continued:

b. Forfeitures: Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Employer contributions, forfeited as a result of withdrawal following termination of employment, will be available to reduce the amount of subsequent employer contributions to the Pretax Savings Account. If a former participant is re-employed prior to five consecutive one-year breaks in service and repays the amount of his/her distribution, then any forfeited employer contributions are restored to his/her account.

At December 31, 2004 and 2003, forfeited non-vested accounts totaled $75 and $151, respectively. These accounts will be used to reduce future employer contributions. Also, in 2004 and 2003, employer contributions were reduced by $7,297 and $9,136 from forfeited nonvested accounts.

c. Withdrawals: The value of a participant's interest, including employer contributions, is generally payable upon the occurrence of one of the following events: (1) the participant's termination of employment; (2) a determination by the Company upon competent medical or other evidence that, by reason of permanent and total disability, the participant is incapable of performing the duties of his/her work; or (3) the participant's death.

In the event funds are needed because of extreme financial hardship, as defined by law, the participant may be allowed to make a withdrawal of his/her vested account balance. In addition, the Plan contains restrictions relating to minimum withdrawals and the frequency of withdrawals.

Benefits under the Plan are payable to withdrawing participants, including retirees, as follows:

    A lump-sum distribution in cash or, in the event of a distribution from the Humana Stock Fund, partially or totally in Humana common stock, or

    Monthly, quarterly or annual installments for a period of 5, 10, 15 or 20 years not to exceed the life expectancy of the participant, or the joint and last survivor expectancy of the participant and designated beneficiary, or

    A life annuity paid monthly or quarterly, or

    A life annuity with guaranteed payments for a period of 5, 10, 15 or 20 years.

If the vested account balance is less than $5,000, a lump-sum distribution will be made.

Humana Puerto Rico 1165(e) Retirement Plan
Notes to Financial Statements, Continued

1. Summary of Plan, continued:

c. Withdrawals, continued: The Plan permits the employee to roll over contributions to another qualified plan. An employee must make a written request to the Plan for a rollover contribution. These contributions must comply with certain requirements before the Plan will authorize the rollover contribution.

Participants may borrow from their fund accounts. The aggregate of the loans to a participant shall not exceed the lesser of $50,000 or 50% of the vested portion of his/her participant contribution accounts, voluntary contribution accounts, plus his/her employer Pretax Savings Account to which he/she would be entitled to if he/she incurred a termination of employment. The minimum a participant may borrow is $1,000. Loan transactions are treated as a transfer to (from) the various investment funds from (to) the Participant Notes Receivable. Loan terms range from one to four years or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a reasonable rate in accordance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA, as determined by the Plan Administrator. Principal and interest are repaid ratably through payroll deductions.

2. Summary of Significant Accounting Policies:

The following accounting policies, which conform to accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements.

a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting. Withdrawals by participants are recorded when paid. Purchases and sales of securities are recorded on a settlement-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

b. Valuation of Investments: The Plan's investments in common/collective trusts and mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year end. The Humana Stock Fund is comprised of shares of the Company's common stock and a small portion of short-term investments. The Humana Stock Fund is measured by units and is valued based on the quoted closing market price of the Company's common stock. Participant loans and investments in money market funds are valued at cost, which approximates fair value. The PCRA is a self-directed brokerage account, which is comprised of various investments such as cash, common stock, mutual funds, U.S. Governmental securities, and corporate bonds, and is valued based on quoted market prices.

Investments in traditional and synthetic guaranteed investment contracts (GICs) with banks and insurance companies are fully benefit-responsive and are carried at contract value, which represents contributions, plus interest earned at specified rates, less withdrawals and administrative expenses.

Humana Puerto Rico 1165(e) Retirement Plan
Notes to Financial Statements, Continued

2. Summary of Significant Accounting Policies, continued:

The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in fair value of investments, which consists of both realized gains or losses and unrealized appreciation or depreciation.

c. Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

d. Reclassifications: Certain prior year amounts have been reclassified to conform to the 2004 financial statement presentation.

3. Investments:

The Company appointed Schwab Retirement Plan Services as the recordkeeper and Charles Schwab Trust Company as the trustee.

The following table presents the fair value/contract value of investments at December 31, 2004 and 2003. Investments that represent 5% or more of the Plan's assets have been separately identified.
	2004		2003
		Fair Value/ Contract Value		Fair Value/ Contract Value
	Shares		Shares
Investments, at fair value:
Participant Loan Fund		$431,077		$307,450
Humana Stock Fund	165,503	1,774,192	185,697	1,543,142
Schwab Instl Large Cap Cl	26,470	456,601	20,786	301,599
Russell 3000 Stock Index Fund	36,298	616,013	26,342	444,796
Armada Small Cap Value Cl 1	22,368	494,104	14,955	324,217
Pimco Total Return - Admin Class	43,692	466,190	34,415	368,586
PCRA		354,750		318,619
Other investments (less than 5%
of Plan assets)		858,305		523,377

Investments, at contract value:
Primco Stable Value Fund	62,583	1,252,025	54,844	1,055,037

		$6,703,257		$5,186,823

Humana Puerto Rico 1165(e) Retirement Plan
Notes to Financial Statements, Continued

3. Investments, continued:

During 2004 and 2003, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated as follows:
	2004	2003

Mutual funds	$108,244	$205,612
Common/collective trusts	185,946	224,573
Employer common stock	392,158	945,170

	$686,348	$1,375,355

4. Investment Contracts:

At December 31, 2004 and 2003, the Primco Stable Value Fund represented traditional and synthetic GICs in which the Plan has an approximate 1% interest and the Humana Retirement and Savings Plan has an approximate 99% interest. The Plan's total investment in the contracts held by the Primco Stable Value fund as of December 31, 2004 and 2003 were as follows:

Investments, at contract value:	2004	2003
Investment contracts - banks:
Bank of America Synthetic GIC	$209,043	$132,207
IXIS Synthetic GIC	186,918	179,602
GE Life & Annuity ASR Co.	32,294	27,179
JP Morgan Chase Bank Synthetic GIC	207,395	129,572
State Street Bank & Trust Synthetic GIC	271,006	101,491
Wachovia Bank	23,577	22,407
Investment contracts - insurance companies:
John Hancock Mutual Life Synthetic GIC	28,344	37,967
Metropolitan Life Ins Co. Group Annuity	68,369	226,833
Monumental Life Ins Co. Synthetic GIC	209,412	127,290
New York Life Insurance Co. Group Annuity	-	6,788
Prudential - CapMAC Insd	-	49,724
Travelers Ins. Companies	15,667	13,977

	$1,252,025	$1,055,037

Humana Puerto Rico 1165(e) Retirement Plan
Notes to Financial Statements, Continued

4. Investment Contracts, continued:

The Plan holds an interest in the Primco Stable Value Fund which invests in GICs, which are contracts between an insurance company and the fund that provide for guaranteed returns on principle amounts invested over various periods of time. The Term "synthetic" investment contract is used to describe a variety of investment contracts under which a Plan retains ownership of the invested assets, or owns units of an account or trust which holds the invested assets. A "synthetic" investment contract, also referred to as a wrapper contract, is negotiated with an independent financial institution. Under the terms of these investment contracts, the contract issuer ensures the Plan's ability to pay eligible employee benefits at book value. The investment performance of a synthetic investment contract may be a function of the investment performance of the invested assets. The Plan's portion of the wrapper contract is valued at the difference between the fair value of the trust assets and the contract value attributable by the wrapper to such assets and was $22,067 and $34,103 on December 31, 2004 and 2003, respectively.

The underlying financial instrument held in trust and the wrapper contract are presented together in the financial statements at contract value. The fair value of the total investments carried at contract value at December 31, 2004 and 2003 were $1,274,092 and $1,089,140, respectively. The average yield and crediting interest rate approximated 4.4% and 4.3% for 2004 and 2003, respectively.

5. Income Tax Status:

The Plan was established pursuant to the provisions of Section 165(e) of the Puerto Rico Income Tax Act of 1954 (the Act). A favorable tax status determination letter dated May 22, 1995 was obtained from the Treasury Department of the Commonwealth of Puerto Rico, which stated that its underlying trust qualifies under the applicable provisions of the Act and, therefore, is exempt from Puerto Rico income taxes. The Plan has been amended since receiving the determination letter; however, the Company and the Plan's tax counsel believe that the Plan is designed and is currently operating in compliance with the applicable requirements of the Act. The Plan was amended to comply with Section 1165(e) of the Puerto Rico Income Tax Act of 1994.

Humana Puerto Rico 1165(e) Retirement Plan
Notes to Financial Statements, Continued

6. Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the interest of each participant would continue to be nonforfeitable and would be distributed as determined by the Company.

7. Related Party Transactions:

Administrative expenses of the Plan are paid by the Plan and allocated to the participants' accounts. Certain Plan investments are shares of mutual funds managed by the trustee and therefore, these transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules. The Plan also invests in the common stock of the Plan sponsor as well as loans to Plan participants, both of which qualify as related parties to the Plan and are exempt from prohibited transaction rules.

For the years ending December 31, 2004 and 2003, 64,729 shares of Humana common stock were purchased for $477,803 and 128,101 shares were purchased for $608,072, respectively. For the years ending December 31, 2004 and 2003, 84,923 shares of Humana common stock were sold for $638,911 and 136,066 shares were sold for $728,578, respectively. No dividends were received on Company shares for the years ending December 31, 2004 and 2003.

8. Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Humana Puerto Rico 1165(e) Retirement Plan
Plan #004 EIN #61-0647538
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004

			Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Fair Value/ Contract Value
Identity of Issue, Borrower, Lessor or Similar Party
		Shares

Investments, at fair value:
*	Participant Loan Fund		Participant Loans, Interest Rates
			5.00%-8.5%	$431,077
*	Humana Stock Fund	165,503	Humana Common Stock	1,774,192
*	Schwab Instl Large Cap C1	26,470	Common Collective Trust Fund	456,601
	Russell 3000 Stock Index Fund	36,298	Common Collective Trust Fund	616,013
	PCRA		Self-Directed Brokerage Account	354,750
	ABN Amro/Veredus Aggr Growth N	15,830	Registered Investment Company	297,280
	Armada Small Cap Value Cl 1	22,368	Registered Investment Company	494,104
	Artisan International Fund	11,454	Registered Investment Company	253,139
	Pimco Total Return - Admin Class	43,692	Registered Investment Company	466,190
	Dreyfus Small Cap Stock Index	570	Registered Investment Company	11,569
	Smith Barney Large Cap Growth	13,187	Registered Investment Company	296,317

				5,451,232
Investments, at contract value:
	Primco Stable Value Fund:
	Investment Contracts - Banks:
	Bank of America Synthetic GIC #99-049		IGT Invesco Intermediate Government
			Fund 103-12 Investment Entities	202,548
	Bank of America Synthetic GIC - Wrapper		Synthetic GIC Wrapper	6,495
	IXIS Financial Synthetic GIC #1237-02		IGT AAA 103-12 Investment Entities	185,521
			Asset-Backed Security
	IXIS Financial Synthetic GIC - Wrapper		Synthetic GIC Wrapper	1,396
	GE Life & Annuity ASR Co. Traditional GIC #GS-3522		Insurance Company General Account	32,294
	JP Morgan Chase Bank Synthetic		IGT Pimco 103-12
	GIC #433120-TH		AAA Intermediate Fund
			Investment Entities	203,834
	JP Morgan Chase Bank Synthetic GIC - Wrapper		Synthetic GIC Wrapper	3,562
	State Street Bank & Trust Synthetic GIC #103104		IGT Invesco 103-12
			Short-term Bonds	269,670
			Investment Entities
	State Street Bank & Trust Synthetic GIC - Wrapper		Synthetic GIC Wrapper	1,335
	Wachovia Bank Traditional GIC #09304-08-L		Common Collective Trust	23,577
	Investment Contracts - Insurance Companies:
	John Hancock Mutual Life Synthetic GIC #9569		Pooled Separate Account	26,937
	John Hancock Mutual Life Synthetic GIC - Wrapper		Synthetic GIC Wrapper	1,407
	Metropolitan Life Ins Co. Group Annuity #28448		Pooled Investments:
			Cash	3,171
			FH 1B0119 6.18 08/01/31	1,543
			FNR 93-131E 6.50 07/25/08	7,393
			FNW 03-W12 1A4 3.46 06/25/43	14,348
			FNW 03-W8 1A2 2.57 12/25/42	10,314
			USTN 3.25 08-07 3.25 08/15/07	30,529
	Metropolitan Life Ins Co. Group Annuity - Wrapper		Synthetic GIC Wrapper	1,072
	Monumental Life Ins Co. Synthetic		IGT WAM AAA Intermediate Fund
	GIC #MDA -00640TR		#103-12 Investment Entities	202,612
	Monumental Life Ins Co. Synthetic GIC - Wrapper		Synthetic GIC Wrapper	6,800
	Travelers Ins. Companies Traditional GIC# GR-18406		Insurance Company General Account	15,667
				1,252,025

				$6,703,257

*Party-in-interest to the Plan

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Humana Puerto Rico 1165(e) Retirement Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.

HUMANA PUERTO RICO 1165(e) RETIREMENT PLAN BY: /s/ James H. Bloem Humana Inc. James H. Bloem Senior Vice President and Chief Financial Officer

June 24, 2005

Exhibit Index

Exhibit 23 Consent of Independent Registered Public Accounting Firm